

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2024

Claudia Goldfarb
Chief Executive Officer
Sow Good Inc.
1440 N. Union Bower Rd.
Irving, Texas 75061

> **Re: Sow Good Inc.**
> **Registration Statement on Form S-1**
> **Filed on February 13, 2024**
> **File No. 333-277042**

Dear Claudia Goldfarb:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-1 filed February 13, 2024

General

1. Please tell us whether you will be deemed to be a "controlled company" under the Nasdaq listing rules. If so, please additionally disclose on the prospectus cover and in the summary (i) the percent voting power that the controlling stockholder will hold after completion of the offering and (ii) whether you intend to take advantage of the controlled company exemptions under the Nasdaq rules.

2. We note disclosure throughout the registration statement that Sow Good Inc. will be reincorporated to the State of Delaware prior to effectiveness of this prospectus. We also note in your Form 8-K filed on February 22, 2024, that the reincorporation occurred on February 15, 2024. Please update the disclosure through out to indicate the current status of the incorporation of the Company.

Cover Page

3. Disclose whether your offering is contingent upon final approval of your NASDAQ listing on your cover page. Please ensure the disclosure is consistent with your underwriting agreement.

4. To the extent you intend to proceed with your offering if your NASDAQ listing is denied, revise your cover page to indicate that the offering is not contingent on NASDAQ approval of your listing application and that if the shares are not approved for listing, you may experience difficulty selling your shares. Include risk factor disclosures to address the impact on liquidity and the value of shares.

Summary
Recent Developments, page 5

5. Please update the disclosure in this section to reflect the finalized financial results for December 31, 2023.

Non-GAAP Financial Measures, page 12

6. We note exclude a $1.9 million inventory write-down that occurred during the nine months ended September 30, 2023 to arrive at your non-GAAP measure of Adjusted EBITDA. As it appears this write down was the result of your pivot away from non-candy freeze dried products to better selling candy products, it is not clear to us how you determined this non-GAAP adjustment is appropriate and consistent with the requirements of Question 100.01 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Although this inventory-write off may be unusual due to its size, based on the nature of this adjustment and your business, it appears to us that risks related to inventory are normal operating expenses that arise in the ordinary course of your business. Please revise to remove this adjustment.

Risk Factors
We rely on a small number of suppliers to provide our raw materials for some of our treats, and our supply, page 17

7. We note your disclosure on page 18 stating that "three key suppliers, Redstone Foods, Albanese and Guangdong accounted for approximately 75% of our total raw material and packaging purchases." Please describe the material terms of your arrangements with suppliers, and file any material contract as an exhibit to your registration statement pursuant to Item 601(b)(10) of Regulation S-K.

8. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

Fluctuations in various food and supply, transportation and shipping costs could adversely affect our operating results., page 21

9.   Please update your disclosure in future filings to identify actions planned or taken, if any, to mitigate inflationary pressures.

Use of Proceeds, page 41

10.   We note your disclosure that you expect to use a portion of the net proceeds to repay outstanding indebtedness. Please revise to disclose in this section the amount of proceeds that you intend to use for repayment of debt. Also, disclose the interest rates and maturity dates of the debt. To the extent the debt was incurred within one year, describe the use of proceeds of such indebtedness. Refer to Instruction 4 to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 49

11.   We note your use of industry and market data in this section of your prospectus. Please provide us with supplemental support, or in the alternative provide citations that include the names and dates of third party studies or reports, if any, for all statements that utilize industry or market data or relate to your competitive position within your industry. To the extent that you commissioned any of the third-party data that you cite in the prospectus, also provide the consent of the third-party in accordance with Rule 436.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 60

12.   We note your risk factor disclosure regarding you operations in foreign countries. We also note your disclosure that you have entered into co-manufacturing arrangements in China and Colombia to provide additional freeze drying capacity and are planning to expand your manufacturing facilities in Monterrey, Mexico. Given the significance of your foreign operations, please revise future disclosures to quantify the amount of cash and cash equivalents held in foreign jurisdictions as of the most recent period end, and address the potential impact on your liquidity of holding cash outside the U.S., if material.

Critical Accounting Policies and Estimates
Revenue Recognition, page 65

13.   We note that you sell your product directly to retailers and to wholesale customers. Tell us your consideration for disclosure of disaggregated revenue information based on the types of customers you sell to and/or geographic region. Please refer to ASC 606-10-50-5.

Principal Stockholders, page 94

14.   We note in the footnotes to the Principal Stockholders table references to stock options and warrants exercisable within 60 days of September 30, 2023. Please update the current

outstanding stock amounts and beneficial ownership table as of the most recent date practicable.

<u>Shares Eligible for Future Sale, page 99</u>

15. Disclosure on page 99 indicates "we have been approved to list our common stock listed on the Nasdaq Capital Market." However, elsewhere disclosure indicates that you have applied for Nasdaq listing but not yet been approved. Please revise to fix the inconsistency.

<u>Exhibits</u>

16. Please file material contracts required by Item 601(b)(10) of Regulation S-K as exhibits to your registration statement. In this regard, we note references to co-manufacturing contractual agreements and lock-up agreements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Charles Eastman at 202-551-3794 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Sarah Sidwell at 202-551-4733 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Drew Valentine